As filed with the Securities and Exchange Commission on June 28, 2017.

1934 Act File No. 1-10882

Securities and Exchange Commission
Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Transamerica 401 (k) Retirement Savings Plan

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Required Information

Financial Statements

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) filed is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)

Financial Statements and Supplemental Schedule
Transamerica 401(k) Retirement Savings Plan Year Ended December 31, 2016 With Report of Independent Registered Public Accounting Firm

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2016

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Transamerica 401(k) Retirement Savings Plan (the “Plan”)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP
Chicago, IL
June 28, 2017

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2016	2015
Assets
Investments at fair value	$1,257,242	$1,183,994
Insurance contract at contract value	436,742	426,343
Notes receivable from participants	29,068	29,119
Net assets available for benefits	$1,723,052	$1,639,456

See Notes to Financial Statements.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Year Ended December 31, 2016

(Dollars in thousands)

Changes in net assets attributed to
Investment income
Net appreciation in fair value of investments	$85,012
Dividends and interest	23,463
Total investment income	108,475
Interest income on notes receivable from participants	992
Contributions
Employer	25,046
Participants	64,617
Total contributions	89,663
Transfers of net assets from other plans	21,928
Total changes attributed to investment income, contributions and transfers	221,058
Benefits paid to participants	(137,448)
Other expenses	(14)
Change in net assets	83,596
Net assets available for benefits at beginning of year	1,639,456
Net assets available for benefits at end of year	$1,723,052

See Notes to Financial Statements.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of Transamerica Corporation (the “Company”).  The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401(a) of the Code.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 100% of annual compensation to the Plan, subject to certain limits. Participants make deferral contribution elections by accessing their account on-line or contacting Transamerica Retirement Solutions. The Plan automatically enrolls Participants, not including Transamerica Agency Network Employees, who have not made an affirmative contribution election at a deferral rate of 3%, 30 days following the date they become eligible to participate.  The deferral rate of automatically enrolled participants is automatically increased by 1% each year to a maximum of 10%.  Participants may change their deferral rate or opt out of the Plan at any time.  Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment options.

The Plan accepts transfers of net assets from other qualified plans at fair value at the date of transfer.

Plan Amendments

On January 20, 2017, the Company amended the Plan to clarify the crediting of eligibility service and vesting service to independent contractors who are hired as eligible employees and to update the list of participating employers in Schedule B of the Plan.

On December 7, 2015, the Company amended the Plan to make certain technical updates as well as name Transamerica Corporation as the plan sponsor. In addition to other items, the amendment updated the definition of spouse, provided for in-plan Roth conversions and made a lump sum the normal form of benefit for all participants.

On November 2, 2015, the Company amended the Plan to add an auto-escalation provision.  Effective January 1, 2016, the deferral rate of participants who are auto-enrolled will be increased by 1% annually until their deferral rate reaches 10% or they make an affirmative deferral election.

Eligibility

Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as a Transamerica Agency Network Employee, temporary employee, or on-call employee is eligible to participate as of the entry date that coincides with or next follows the completion of six months of continuous service. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Participant Accounts

Participant’s accounts may consist of (a) participant contributions; (b) employer contributions; (c) rollover contributions; (d) loans; and (e) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates investment income (loss) to participants’ accounts daily based on their investment in each fund.

Participants have the right to direct the investments with in their plan accounts. They may allocate their investments among a variety of investment options.  Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company chose Transamerica Retirement Solutions automated allocation and rebalancing service, PortfolioXpress, as the Plan’s Qualified Default Investment Alternative (QDIA).  Accounts of participants who do not affirmatively elect investment options for their account will be invested in an asset allocation mix assuming a “moderate” risk preference and retirement at age 65.  Participants may elect out of the QDIA at any time.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions.  Forfeitures of $752 and $584 were used to reduce employer contributions for the years ended December 31, 2016 and 2015, respectively. Additionally, unallocated forfeitures of $9 and $5 were available at December 31, 2016 and 2015, respectively, to replace future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances. Benefit payments are recorded when paid.

Effective January 1, 2016, the normal form of benefit for all participants is a lump-sum distribution.

Participant Loans

Participants may borrow from their accounts in increments of $1 up to a maximum equal to the lesser of 1) $50 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre‑authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a Participant will have a period of three months following the end of the calendar quarter in which the Participant terminates employment or ceases making payments to repay the outstanding principal loan balance.  If not repaid, the Plan will treat the outstanding principal loan balance and accrued interest as a deemed distribution from the Participant’s Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with United States generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Current Accounting Guidance

Accounting Standards Update (“ASU”) 2014-15, Presentation of the Financial Statements-Going Concern (ASU Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (ASU Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This guidance requires an entity’s management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Plan implemented policies and procedures in compliance with the new guidance and adoption of the ASU did not have an impact on the Plan’s Financial Statements.

Future Accounting Guidance

ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted. The amendments are to be applied retrospectively for all periods presented. The Plan is evaluating the impact that adoption of this Update will have on its Financial Statements.

Investments

The Plan's investments consist of pooled separate accounts, a self-directed brokerage account, a common collective trust, mutual funds, and AEGON N.V. common stock, which are reported at estimated fair value.  The investment in the pooled separate accounts is investments in the general and separate accounts of Transamerica Financial Life Insurance Company ("TFLIC").  The investment in the common collective trust is in a Diversified Investment Advisors ("Diversified") Collective Trust.  TFLIC and Diversified are affiliates of the Company within the meaning of Sections 414(b) and 414(c) of the Code.  The self-directed brokerage account investment is referred to as the Personal Choice Retirement Accounts.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. TFLIC computes the Separate Account’s NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.

Personal Choice Retirement Accounts

The Plan invests in various common stock, mutual funds, unit trusts, and other investments within a Personal Choice Retirement Account.  The Plan values these securities, based on exchange listed price quotations, NAV provided by the fund manager, or third party pricing services.  Purchases and sales are recorded on a trade-date basis.

Common Collective Trust, Mutual Funds, and AEGON N.V. Common Stock Fund

The Diversified Collective Trust, mutual funds, and AEGON N.V. common stock fund represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts.  The Plan values the Diversified Collective Trust at the NAV as a practical expedient, whereas the mutual funds and AEGON N.V. Common Stock Fund are valued at NAV not as a practical expedient.  The Company computes the NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.  Dividend income attributable to AEGON N.V. common stock is accrued on the ex-dividend date.  Purchases and sales of investments in all of these funds are recorded on a trade-date basis.

Guaranteed investment contract (“GIC”)

The Plan invests in a fully benefit-responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”).  TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The guaranteed investment contract issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions.  TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date.  On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire.  Stable Fund segments mature at the end of each calendar year.  Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract.  If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment.  Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year.  At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year.  Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

The average yields for the Stable Fund are as follows:

	2016	2015
Based on actual earnings	3.17%	3.30%
Based on average interest rate credited to participants	3.15%	3.30%

The GIC is reported at contract value because it meets the criteria of a Fully Benefit-Responsive contract.   Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Internal Revenue Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) Deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that Transamerica Retirement Solutions Corporation has received, or has given, notice that Transamerica Retirement Solutions Corporation will no longer be providing services to the Plan; or (7) In the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date.  Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.
(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable.  The Plan treats the loans as a participant directed investment of the participant’s account.  The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan.  The notes bear interest at a rate established at the time the Plan makes the loan.

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance and accrued interest will be treated as a distribution from the Participant’s Plan accounts.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date.

Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the financial statements themselves.  As of June 28, 2017 no subsequent events have been identified that require disclosure or adjustments to the financial statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net assets Available for Benefits.

Commitments and Contingencies

A law suit, Lequita Dennard, et al. v. AEGON USA, LLC, et al., was filed by plan participants in 2015 on behalf of the plan claiming, among other things,  that asset based fees charged for investment products offered on the 401(k) platform were higher than those generally available in the market for plans its size.  On October 28, 2016, the court approved a $3,800 settlement. The settlement proceeds after plaintiffs’ attorneys’ fees, administration costs, independent fiduciary fees, case contribution awards to named plaintiffs, and taxes were either deposited into the Plan and allocated to participants on April 6, 2017 or distributed by the settlement administrator no later than April 21, 2017.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets
b)	Quoted prices for identical or similar assets or liabilities in non-active markets
c)	Inputs other than quoted market prices that are observable
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level

3. The circumstances for using unobservable measurements includes those in which there is little, if any, market activity for the assets or liabilities.  Therefore, they reflect management’s own assumptions about the inputs a hypothetical market participant would use to value the assets or liabilities.

The following tables present the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$43,447	$1,292	$—	$44,739
Mutual funds (b)	391,275	—	—	391,275
Pooled Separate Accounts (c)	—	744,822	—	744,822
Common collective trusts (d)	—	17,158	—	17,158
Self-directed brokerage account (e)	49,621	9,627	—	59,248
Total assets	$484,343	$772,899	$—	$1,257,242

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$44,606	$—	$—	$44,606
Mutual funds (b)	340,488	—	—	340,488
Pooled Separate Accounts (c)	—	726,159	—	726,159
Common collective trusts (d)	—	15,495	—	15,495
Self-directed brokerage account (e)	48,679	8,567	—	57,246
Total assets	$433,773	$750,221	$—	$1,183,994

(a)

The fair value of the assets of the Common stock fund is determined using quoted prices in active markets for AEGON N.V. common shares and is classified as Level 1.  Cash and cash equivalents including short-term investments are carried at amortized cost and are classified as Level 2.

(b)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(c)

Pooled Separate Accounts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no unfunded commitments. There are no redemption restrictions.

(d)

Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no unfunded commitments. There are no redemption restrictions.

(e)

In accordance with ASU No. 2015-12 Subtopic 962-325, investments measured using fair value in the statement of net assets available for benefits or in the notes shall be presented by general type. Self-directed brokerage accounts are considered a general type and are presented as one line item for both December 31, 2016 and 2015.

The Plan recognizes transfers between levels at the beginning of the quarter.  During 2016 and 2015, there were no transfers between Levels 1 and 2, respectively.

4. Income Tax

The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The plan administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code.  The Plan has been amended subsequent to receiving the favorable determination letter.  However, the plan administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the financial statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes.  As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2013.

5. Parties-in-Interest Transactions

The Company and its affiliate, Transamerica Retirement Solutions Corporation, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

The Plan invests in shares of AEGON N.V. common stock and at December 31, 2016 and 2015, the Plan held 7,856,566 and 7,700,355 shares with a cost basis of $105,340 and $113,712, respectively.  During the year ended December 31, 2016, the Plan recorded dividend income from AEGON N.V. common stock of $2,197.

The net appreciation (depreciation) in fair value of investments reflected on the Statement of Changes in Net Assets Available For Benefits for the year ended December 31, 2016 for AEGON N.V. common stock, TFLIC Separate Accounts, and Diversified Collective Trust were ($95), $48,689, and $543, respectively.

Notes receivable from participants are considered parties-in-interest transactions.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

As of December 31, 2016

(Dollars in thousands)

	Description of investment including
	maturity date, rate of interest,		Current
Identity of issue, borrower, lessor, or similar party	collateral, par, or maturity value	Cost	Value
	Deposits in unallocated contracts in
Unallocated insurance contract - general account	general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$436,742

	Deposits in unallocated contracts in
Separate Accounts of insurance company	Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	**	67,912

Transamerica Financial Life Insurance Company *	Large Growth Fund	**	181,283

Transamerica Financial Life Insurance Company *	Core Bond Fund	**	107,215

Transamerica Financial Life Insurance Company *	Large Value Fund	**	129,240

Transamerica Financial Life Insurance Company *	International Equity Fund	**	57,243

Transamerica Financial Life Insurance Company *	High Quality Bond Fund	**	36,294

Transamerica Financial Life Insurance Company *	Large Core Fund	**	69,538

Transamerica Financial Life Insurance Company *	High Yield Bond Fund	**	41,952

Transamerica Financial Life Insurance Company *	Small Core Fund	**	54,145

Total Separate Accounts of insurance company			744,822

Collective Trust
Diversified Investment Advisors*	Shares of collective trust - Real Estate Fund	**	17,158

Common Stock Fund
AEGON N.V. *	Shares of common stock - 7,856,566	**	43,447

Managed by Wells Fargo Institutional Retirement and Trust	Short-term investment fund	**	1,292

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

As of December 31, 2016

(Dollars in thousands)

	Description of investment including
	maturity date, rate of interest,		Current
Identity of issue, borrower, lessor, or similar party	collateral, par, or maturity value	Cost	Value
Mutual funds
International stock fund - Oppenheimer	Oppenheimer Developing Markets Fund	**	12,788

Domestic stock fund - Goldman Sachs	Goldman Sachs Growth Opportunities Fund	**	19,322

Domestic stock fund - Vanguard	Vanguard Instl Index Instl Plus	**	264,975

Domestic stock fund - Vanguard	Vanguard Total International Stock Index Instl	**	19,300

Domestic stock fund - Vanguard	Vanguard Small Cap Index Instl	**	52,765

Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs Instl	**	22,125

Total mutual funds			391,275

Other
Personal choice retirement account	Self-directed brokerage account	**	59,248

Notes receivable from participants*	Loans to participants with maturities through
	2036 and interest rates ranging from
	3.25% to 10.0%		29,068

Total investments			$1,723,052

* Indicates parties-in-interest to the Plan

** Not required for participant-directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Transamerica 401(k) Retirement Savings Plan

	By:	/s/ Eric Martin
Eric Martin
Senior Vice President and Controller
Transamerica Corporation

June 28, 2017